Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                 March 26, 2014


Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549



                      Re: Form AW - Request for Withdrawal
                   Guggenheim Defined Portfolios, Series 1153
                            Registration on Form S-6
                Amendment No. 1 mistakenly filed under Rule 487
            (Registration Statement File Nos. 333-193519, 811-03763)

Ladies and Gentleman:

      On behalf of the Guggenheim Defined Portfolios, Series 1153 (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. Due to an inadvertent EDGAR filing submission error, on March 26, 2014, the Trust filed with the Securities and Exchange Commission via EDGAR Amendment No. 1 to Form S-6 under form type 487 (accession number 0001528621-14-001083). However, it should have been filed as an amendment to Form S-6 that cannot go automatically effective pursuant to Rule 487 and the Trust requests the withdrawal of such 487 filing. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement that was mistakenly filed pursuant to Rule 487. The Trust has refiled Amendment No. 1 to Form S-6 under the form type S-6/A on March 26, 2014.

                                      Very truly yours,

                                      Guggenheim Defined Portfolios, Series 1153

                                      By: Guggenheim Funds Distributors, LLC


                                      By: /s/ Amy Lee
                                          -------------------
                                          Amy Lee
                                          Vice President and Secretary